

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

Ms. Rita Weinberger
Vice President, Controller and Principal Accounting Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022

Re: **Forest Laboratories, Inc.**
  Form 10-K for the Year Ended March 31, 2010
  Filed May 26, 2010
  File No. 001-5438

Dear Ms. Weinberger:

We have reviewed your April, 12, 2011 response to our March 29, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing your response to the comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition
Results of Operations, page 78

1. We have reviewed your response.   Please provide us proposed disclosure to be included in your future periodic filings that disaggregates total research and development expense between "internal and other development costs," "total third party development costs" and "milestone & upfront payments" for each period presented. Also, in addition to discussion you currently have for significant milestone and upfront payments, included in the proposed disclosure narrative that describes the nature of each of the three categories, the nature of costs included in each category and, with respect to "third party development costs, the names of the projects for which costs were incurred.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant